UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 333-132289

Embraer — Empresa Brasileira de Aeronáutica, S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This report is incorporated by reference into our registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 24, 2009.

Exhibit A	Revised Audited Consolidated Financial Statements as of December 31, 2008 and 2007 and for the Years Ended December 31, 2008, 2007 and 2006

Exhibit B	Revised Tables in 2008 Form 20-F

Exhibit C	Unaudited Condensed Consolidated Financial Statements for the Six-Month Period ended June 30, 2009

Exhibit D	Consent of PricewaterhouseCoopers Auditores Independentes

Exhibit E	Consent of Deloitte Touche Tohmatsu Auditores Independentes

Exhibit F	Certain Changes to 2008 Form 20-F

EXPLANATORY NOTE REGARDING EXHIBIT A

Exhibit A contains our revised audited consolidated financial statements for each of the years ended December 31, 2008, 2007 and 2006. Our consolidated financial statements in these exhibits supersede the audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on May 1, 2009 (our “2008 Form 20-F”).

The revisions related to the adoption of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, and amendment of ARB No. 51, or “SFAS 160”. SFAS 160 requires a noncontrolling interest in a subsidiary to be reported within shareholders’ equity in the consolidated financial statements separate from the parent Company’s shareholders’ equity. Net income and comprehensive income are reported in the consolidated statements of income and comprehensive income at the consolidated amounts, which include the amounts attributable to the Company’s shareholders and the noncontrolling interest. The requirements of SFAS 160 have been retrospectively applied to all periods presented as appropriate.

We have already reflected the adoption of SFAS 160 in our unaudited financial statements for the six-month period ended June 30, 2009 submitted to the United States Securities and Exchange Commission as Exhibit C on this Form 6-K.

The revised information in Exhibit A reflects the retroactive application of SFAS No. 160. The revisions to the financial statements presented in our 2008 Form 20-F consist of changing the presentation of noncontrolling interests in our statements of income and our balance sheets and conforming changes in the other statements. The adoption of SFAS No. 160 had no effect on our net income attributable to controlling interests, earnings per share, cash flow or any asset or liability account.

The financial statements in Exhibit A should be read in conjunction with our 2008 Form 20-F and our unaudited condensed financial statements for the six-month period ended June 30, 2009 included in this Report as Exhibit C, which contain important information regarding events, developments and updates to certain expectations of our management that have occurred since the filing of our 2008 Form 20-F.

EXPLANATORY NOTE REGARDING EXHIBIT B

Revised Tables in 2008 20-F

Exhibit B hereto contains the revised tables replacing the tables appearing on pages 5, 6 and 56 of our 2008 Form 20-F.

EXPLANATORY NOTE REGARDING EXHIBIT F

Exhibit F describes certain changes to our 2008 Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2009

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Luiz Carlos Siqueira Aguiar
Chief Financial Officer

EXHIBIT INDEX

Exhibit A	Revised Audited Consolidated Financial Statements as of December 31, 2008 and 2007 and for the Years Ended December 31, 2008, 2007 and 2006

Exhibit B	Revised Tables in 2008 Form 20-F

Exhibit C	Unaudited Condensed Consolidated Financial Statements for the Six-Month Period ended June 30, 2009

Exhibit D	Consent of PricewaterhouseCoopers Auditores Independentes

Exhibit E	Consent of Deloitte Touche Tohmatsu Auditores Independentes

Exhibit F	Certain Changes to 2008 Form 20-F